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                                   EXHIBIT 12

                    STATEMENT OF COMPUTATION OF OTHER RATIOS

                                                                     (Dollars in thousands, except per share data)
For the year ended December 31:                             1998          1997           1996           1995             1994
                                                            ----          ----           ----           ----             ----
Net income                                              $   198,798   $   198,418    $   179,393    $   162,044     $   157,499
Less:  preferred stock dividends                                  -             -              -              -               -
                                                        -----------   -----------    -----------    -----------     -----------
Net income available to common shareholders             $   198,798   $   198,418    $   179,393    $   162,044     $   157,499


Average common equity                                   $ 1,154,687   $ 1,228,864    $ 1,193,334    $ 1,137,445     $ 1,037,669
Average total equity                                    $ 1,163,708   $ 1,217,038    $ 1,179,562    $ 1,125,103     $ 1,033,616
Average assets                                          $15,833,614   $15,217,901    $14,119,056    $13,518,294     $12,625,208
Primary net income per common share*                    $      1.84   $      1.75    $      1.54    $      1.37     $      1.33
Dividends per common share*                             $     0.722   $     0.641    $     0.576    $     0.528     $     0.485

Ratios:

Return on average common equity                               17.22%        16.15%         15.03%         14.25%          15.18%
     (net income available to common shareholders
     divided by average common equity)

Return on average total equity                                17.08%        16.30%         15.21%         14.40%          15.24%
     (net income divided by average total equity)

Return on average assets                                       1.26%         1.30%          1.27%          1.20%           1.25%
     (net income divided by average assets)

Average total equity to average assets                         7.35%         8.00%          8.35%          8.32%           8.19%

Dividend payout ratio                                          39.3%         36.7%          37.4%          38.5%           36.5%
     (dividends per common share divided by
     net income per common share)

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* Per share amounts are shown adjusted for a 5% stock dividend paid on August
  15, 1995, July 25, 1996, July 28, 1997, and July 17, 1998, and a 2-for-1 stock split paid December 15, 1997.